UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549




                                           FORM 15


  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.




  Commission File Number of issuing entity: 333-125910-04


  Fieldstone Mortgage Investment Trust, Series 2007-1
  (Exact name of issuing entity as specified in its charter)


  Commission File Number of depositor: 333-125910


  Fieldstone Mortgage Investment Corporation
  (Exact name of depositor as specified in its charter)


  Fieldstone Investment Corporation
  (Exact name of sponsor as specified in its charter)


    c/o Wells Fargo Bank, N.A.
    9062 Old Annapolis Road
    Columbia, MD 21045
    (410) 884-2000



    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)



  1A

  2A1

  2A2

  2A3

  M1

  M10

  M2

  M3

  M4

  M5

  M6

  M7

  M8

  M9

  (Title of each class of securities covered by this Form)

    None

  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:



    Rule 12g-4(a)(1)(i)            / /

    Rule 12g-4(a)(1)(ii)           / /

    Rule 12g-4(a)(2)(i)            / /

    Rule 12g-4(a)(2)(ii)           / /

    Rule 12h-3(b)(1)(i)            / /

    Rule 12h-3(b)(1)(ii)           / /

    Rule 12h-3(b)(2)(i)            / /

    Rule 12h-3(b)(2)(ii)           / /

    Rule 15d-6                     /X/


  Approximate number of holders of record as of the certification or notice date:
                11



  Pursuant to the requirements of the Securities Exchange Act of 1934,

    Fieldstone Mortgage Investment Trust, Series 2007-1

  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


  Date: January 29, 2008
  By: /s/ Scott Hendry
  Scott Hendry, Assistant Secretary




  Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the Registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.